UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about asset divestments

—

Rio de Janeiro, September 04, 2023 – Petróleo Brasileiro S.A. – Petrobras, following up on the releases disclosed on 03/01/2023, 03/17/2023, 03/29/2023 and 04/03/2023, informs that its Executive Board, based on the new strategic elements approved by the Board of Directors, has adopted the following decisions regarding the respective divestment processes that had not yet reached the stage of signature of the sales contracts:

In the E&P segment:

The company must "maximize the value of the portfolio with a focus on profitable assets, restoring oil and gas reserves, including by exploring new frontiers, increasing the supply of natural gas and promoting the decarbonization of operations."

Therefore, considering their strategic adherence to the portfolio, as well as their profitability profile, Petrobras announces the termination of the divestment processes for Urucu Cluster, Bahia Terra Cluster, Manati Field and Petrobras Operaciones S.A. (Petrobras' subsidiary in Argentina).

As for the other assets, their permanence in the portfolio will be periodically reassessed based on updated assumptions of profitability, strategic adherence, decarbonization opportunities and the stage of their productive life. Those whose divestment is approved by the Board of Directors will be communicated to the market in due course.

In the G&P segment:

Continue with the divestment processes relating to (i) the 20% stake in Brasympe, owner of the Termocabo thermoelectric unit (UTE), powered by fuel oil (ii) the 20% stake in UTE Suape II, also powered by fuel oil, and (iii) the 18.8% stake in UEG Araucária S.A.

These decisions are the result of a process of active management of Petrobras' portfolio, through which the various assets are constantly evaluated in line with the company's most current strategic guidelines.

This disclosure is in accordance with Petrobras' internal rules and with the special regime for the divestment of assets by federal mixed-capital companies, provided for in Decree 9.188/2017.

Material facts related to the divestments will be disclosed to the market in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 04, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer